

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628 100F Street North East
Washington DC 20549
United States of America

23 June 2010

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
Rule 12g3-2 (b) exemption

We refer to the above and enclose herewith Announcement dated 1 June 2010, 2 June 2010 and 12 June 2010 in connection with the Company in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

Aldous Chiu



新世界發展有限公司

New World Development Company Limited

(incorporated in Hong Kong with limited liability)

(Stock Code: 0017)

APPOINTMENT OF EXECUTIVE DIRECTOR

The board of directors (the "Board") of New World Development Company Limited (the "Company") is pleased to announce that Mr. Cheng Chi-Heng has been appointed as an executive director of the Company with effect from 1 June 2010.

Mr. Cheng, aged 32, is a director of Chow Tai Fook Enterprises Limited which is a substantial shareholder of the Company. Mr. Cheng had worked in Yu Ming Investment Management Limited from 1999 to 2000 as a corporate finance executive. He obtained his Bachelor of Arts degree majoring in Economics from the University of Western Ontario, Ontario, Canada in 1999. Mr. Cheng did not hold directorship in other listed public companies in the past three years.

There is no service contract between the Company and Mr. Cheng. He is not appointed for a specific term except that he is subject to retirement by rotation in accordance with the articles of association of the Company. His emoluments comprise a director's fee to be reviewed and determined by the Board annually with the authorization granted by the shareholders of the Company at an annual general meeting of the Company annually and with reference to his duties and responsibilities with the Company, the Company's performance and the prevailing market condition.

He is the grandson of Dato' Dr. Cheng Yu-Tung, the son of Mr. Cheng Kar-Shing, Peter, the nephew of Dr. Cheng Kar-Shun, Henry and a cousin of Mr. Cheng Chi-Kong, Adrian. Except as disclosed, Mr. Cheng does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company. As at the date hereof, Mr. Cheng does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save for the information set out above, there is no other information to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Listing Rules nor are there other matters that need to be brought to the attention of the shareholders of the Company in relation to the appointment of Mr. Cheng.

The Board would like to take this opportunity to welcome Mr. Cheng to join the Board.

By Order of the Board
Leung Chi-Kin, Stewart
Company Secretary

Hong Kong, 1 June 2010

As at the date of this announcement, (a) the Executive Directors of the Company are Dato' Dr. Cheng Yu-Tung, Dr. Cheng Kar-Shun, Henry, Dr. Sin Wai-Kin, David, Mr. Liang Chong-Hou, David , Mr. Leung Chi-Kin, Stewart, Mr. Cheng Chi-Kong, Adrian and Mr. Cheng Chi-Heng ; (b) the Non-executive Directors of the Company are Mr. Cheng Kar-Shing, Peter, Mr. Chow Kwai-Cheung, Mr. Liang Cheung-Biu, Thomas and Ms. Ki Man-Fung, Leonie; and (c) the Independent Non-executive Directors of the Company are Mr. Yeung Ping-Leung, Howard, Dr. Cha Mou-Sing, Payson (alternate director to Dr. Cha Mou-Sing, Payson: Mr. Cha Mou-Zing, Victor), Mr. Ho Hau-Hay, Hamilton and Mr. Lee Luen-Wai, John.

For Main Board and GEM listed issuers



香港交易所

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : **31/05/2010**

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: New World Development Company Limited
Date Submitted: 01/06/2010

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 0017 Description : Ordinary Shares

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	10,000,000,000	HK$1.00	HK$10,000,000,000
Increase/(decrease)	Nil		Nil
Balance at close of the month	10,000,000,000	HK$1.00	HK$10,000,000,000

(2) Stock code : Description :

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

2. Preference Shares

Stock code : ___________ Description : ___________

	No. of preference shares	Par value (State currency)	Authorised share capital (State currency)
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

3. Other Classes of Shares

Stock code : ___________ Description : ___________

	No. of other classes of shares	Par value (State currency)	Authorised share capital (State currency)
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

Total authorised share capital at the end of the month *(State currency)* : **HK$10,000,000,000**

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No of preference shares	No. of other classes of shares
Balance at close of preceding month	**3,900,653,205**	N/A	N/A	N/A
Increase/ (decrease) during the month	-	N/A	N/A	N/A
Balance at close of the month	**3,900,653,205**	N/A	N/A	N/A

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
	Granted	Exercised	Cancelled	Lapsed		
1.Share Option Scheme adopted on (24 /11/2006) Ordinary shares *(Note 1)*	Nil	Nil	Nil	Nil	Nil	127,857,505
2. N/A (/ /) shares *(Note 1)*						
3. N/A (/ /) shares *(Note 1)*						

Total A. (Ordinary shares) Nil
(Preference shares) N/A
(Other class) N/A

Total funds raised during the month from exercise of options (State currency) Nil

For Main Board and GEM listed issuers

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. ________ (/ /)						
Stock code (if listed) ________						
Class of shares issuable *(Note 1)* ________						
Subscription price ________						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
2. ________ (/ /)						
Stock code (if listed) ________						
Class of shares issuable *(Note 1)* ________						
Subscription price ________						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. ________ (/ /)						
Stock code (if listed) ________						
Class of shares issuable *(Note 1)* ________						
Subscription price ________						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4. ________ (/ /)						
Stock code (if listed) ________						
Class of shares issuable *(Note 1)* ________						
Subscription price ________						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						

Total B. (Ordinary shares) ________

(Preference shares) ________

(Other class) ________

For Main Board and GEM listed issuers

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Convertible Bonds issued by Sherson Limited due 2014	HKD	6,000,000,000	Nil	6,000,000,000	Nil	224,014,336
Stock code (if listed) N/A Class of shares issuable *(Note 1)* Ordinary Subscription price HKD26.784 EGM approval date (if applicable) (dd/mm/yyyy)) (/N/A/)						
2. N/A						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. N/A						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4. N/A						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						

Total C. (Ordinary shares) Nil
(Preference shares) N/A
(Other class) N/A

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. (/ /) shares *(Note 1)*		
2. (/ /) shares *(Note 1)*		
3. (/ /) shares *(Note 1)*		
Total D. (Ordinary shares)		
(Preference shares)		
(Other class)		

Other Movements in Issued Share Capital

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable (*Note 1*) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
2. Open offer	At price : State currency ______	Class of shares issuable (*Note 1*) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
3. Placing	At price : State currency ______	Class of shares issuable (*Note 1*) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
4. Bonus issue		Class of shares issuable (*Note 1*) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______

For Main Board and GEM listed issuers

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
6. Repurchase of shares		Class of shares repurchased *(Note 1)* ______ Cancellation date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
7. Redemption of shares		Class of shares redeemed *(Note 1)* ______ Redemption date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
8. Consideration issue	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable ______ *(Note 1)* Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
10. Other (Please specify)	At price : State currency ______	Class of shares issuable ______ *(Note 1)* Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
		Total E. (Ordinary shares)	Nil	
		(Preference shares)	N/A	
		(Other class)	N/A	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	Nil
	(2)	N/A
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		N/A
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		N/A

(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)

Remarks (if any):

Nil

Submitted by: Leung Chi Kin

Title: Company Secretary
(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*

2. *If there is insufficient space, please append the prescribed continuation sheet.*

For Main Board listed issuers

Next Day Disclosure Return
(Equity issuer - changes in issued share capital and/or share buybacks)

Name of listed issuer: New World Development Company Limited

Stock code: 0017 Date submitted: 2 June 2010

Section I must be completed by a listed issuer where there has been a change in its issued share capital which is discloseable pursuant to rule 13.25A of the Rules (the "Listing Rules") Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Exchange").

Section II must also be completed by a listed issuer where it has made a repurchase of shares which is discloseable under rule 10.06(4)(a).

Description of securities: **Ordinary Shares**

I.					
Issues of shares *(Notes 6 and 7)*	**No. of shares**	**Issued shares as a % of existing issued share capital before relevant share issue** *(Notes 4, 6 and 7)*	**Issue price per share** *(Notes 1 and 7)*	**Closing market price per share of the immediately preceding business day** *(Note 5)*	**% discount/ premium of issue price to market price** *(Note 7)*
Opening balance as at *(Note 2)* 31/05/2010	3,900,653,205				
(Note 3) Scrip dividend issued on 02/06/2010	17,335,342	0.44%	HK$12.81952	HK$12.16	5.42%
Share repurchases	N/A	N/A			
Closing balance as at *(Note 8)* 02/06/2010	3,917,988,547				

Notes to Section I:

1. *Where shares have been issued at more than one issue price per share, a weighted average issue price per share should be given.*

2. *Please insert the closing balance date of the last Next Day Disclosure Return published pursuant to rule 13.25A or Monthly Return pursuant to rule 13.25B, whichever is the later.*

3. *Please set out all changes in issued share capital requiring disclosure pursuant to rule 13.25A together with the relevant dates of issue. Each category will need to be disclosed individually with sufficient information to enable the user to identify the relevant category in the listed issuer's Monthly Return. For example, multiple issues of shares as a result of multiple exercises of share options under the same share option scheme or of multiple conversions under the same convertible note must be aggregated and disclosed as one category. However, if the issues resulted from exercises of share options under 2 share option schemes or conversions of 2 convertible notes, these must be disclosed as 2 separate categories.*

4. *The percentage change in the listed issuer's issued share capital is to be calculated by reference to the listed issuer's total issued share capital (excluding for such purpose any shares repurchased or redeemed but not yet cancelled) as it was immediately before the earliest relevant event which has not been disclosed in a Monthly Return or Next Day Disclosure Return.*

5. *Where trading in the shares of the listed issuer has been suspended, "closing market price per share of the immediately preceding business day" should be construed as "closing market price per share of the business day on which the shares were last traded".*

6. *In the context of a repurchase of shares:*
   - *"issues of shares" should be construed as "repurchases of shares"; and*
   - *"issued shares as a % of existing issued share capital before relevant share issue" should be construed as "repurchased shares as a % of existing issued share capital before relevant share repurchase".*

7. *In the context of a redemption of shares:*
   - *"issues of shares" should be construed as "redemptions of shares";*
   - *"issued shares as a % of existing issued share capital before relevant share issue" should be construed as "redeemed shares as a % of existing issued share capital before relevant share redemption"; and*
   - *"issue price per share" should be construed as "redemption price per share".*

8. *The closing balance date is the date of the last relevant event being disclosed.*

II.

A. Purchase report

Trading date	Number of securities purchased	Method of purchase *(Note)*	Price per share or highest price paid $	Lowest price paid $	Total paid $
N/A	N/A	N/A	N/A	N/A	N/A
Total	N/A				N/A

B. Additional information for issuer whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) N/A

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution N/A %

$$\frac{(\text{(a)} \times 100)}{\text{issued share capital}}$$

We hereby confirm that the repurchases set out in A above which were made on the Exchange were made in accordance with the Listing Rules and that there have been no material changes to the particulars contained in the Explanatory Statement dated N/A which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Note to Section II: *Please state whether on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.*

Submitted by: Leung Chi Kin
(Name)

Title: Secretary
(Director, Secretary or other duly authorised officer)


新創建 NWS

新創建集團有限公司*
NWS HOLDINGS LIMITED
(incorporated in Bermuda with limited liability)
(stock code: 659)


新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

(stock code: 17)

DISCLOSEABLE AND CONNECTED TRANSACTIONS:

MANAGEMENT BUYOUT – DISPOSAL OF THE DISPOSAL GROUP

The NWD Board and the NWS Board jointly announce that the Vendor, the Purchaser, Mr. Doo and Mr. Wong have entered into the Group A SP Agreement and the Group B SP Agreement on 11 June 2010 in respect of the Group A Disposal and the Group B Disposal respectively, the principal terms and conditions of each of which are set out in this announcement. The Disposal is a management buyout as the Disposal Group will be disposed to the Purchaser which is partially owned by Mr. Wong who is the existing management of the companies in the Disposal Group. Mr. Wong will tender his resignation as an executive NWS Director after the Completion of the Group A SP Agreement.

As at the date of this announcement, NWD Group holds approximately 58.9% interest of NWS and the Vendor is a subsidiary of each of NWD and NWS. Mr. Doo and Mr. Wong, both of them are NWS Directors and connected persons of each of NWD and NWS under the Listing Rules, hold 90% and 10% indirect interest of the Purchaser respectively. Thus, the Purchaser is an associate of Mr. Doo and hence a connected person of each of NWD and NWS under the Listing Rules.

Since some of the applicable percentage ratios are more than 5% but less than 25% in respect of NWD and NWS, the Disposal constitutes (i) a discloseable transaction for each of NWD and NWS under Chapter 14 of the Listing Rules; and (ii) a connected transaction for each of NWD and NWS subject to the reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the Listing Rules. The Purchaser, Mr. Doo, Mr. Wong and their respective associates will abstain from voting on the resolution(s) to approve the Disposal at the NWD EGM and the NWS SGM.

A circular containing, amongst others, (1) further information on the Disposal; (2) the recommendation from the NWD Independent Board Committee in respect of the Disposal; (3) the advice from the independent financial adviser, Access Capital Limited, appointed by NWD to advise the NWD Independent Board Committee and the NWD Independent Shareholders in respect of the Disposal; and (4) notice of the NWD EGM, will be despatched to the NWD Shareholders on or before 2 July 2010 and in accordance with the Listing Rules.

A circular containing, amongst others, (1) further information on the Disposal; (2) the recommendation from the NWS Independent Board Committee in respect of the Disposal; (3) the advice from the independent financial adviser, Access Capital Limited, appointed by NWS to advise the NWS Independent Board Committee and the NWS Independent Shareholders in respect of the Disposal; and (4) notice of the NWS SGM, will be despatched to the NWS Shareholders on or before 2 July 2010 and in accordance with the Listing Rules.

INTRODUCTION

The NWD Board and the NWS Board jointly announce that the Vendor, the Purchaser, Mr. Doo and Mr. Wong have entered into the Group A SP Agreement and the Group B SP Agreement on 11 June 2010 in respect of the Group A Disposal and the Group B Disposal respectively, the principal terms and conditions of each of which are set out below. The Disposal is a management buyout as the Disposal Group will be disposed to the Purchaser which is partially owned by Mr. Wong who is the existing management of the companies in the Disposal Group. Mr. Wong will tender his resignation as an executive NWS Director after the Completion of the Group A SP Agreement.

THE GROUP A DISPOSAL

Date of the Group A SP Agreement

11 June 2010

Parties

Vendor: the Vendor (a subsidiary of each of NWD and NWS)

Purchaser: the Purchaser (a limited liability company beneficially owned as to 90% and 10% by Mr. Doo and Mr. Wong respectively)

Warrantors: Mr. Doo and Mr. Wong

Assets to be disposed of under the Group A SP Agreement

As part of the corporate strategy of the NWS Group to consolidate and dispose of certain of its non-core businesses including (a) laundry and landscaping; (b) security and guarding; (c) trading of building materials; (d) senior residents' home; and (e) insurance brokerage, the Group A Sale Shares, representing the entire issued share capital of each of the Group A Companies, will be sold to the Purchaser under the Group A SP Agreement.

Consideration for the Group A Disposal

The consideration for the Group A Disposal is HK$445.9 million, which is to be paid by the Purchaser to the Vendor in the following manner:

(1) HK$44.59 million, being 10% of the consideration for the Group A Disposal, was paid on the date of signing of the Group A SP Agreement; and

(2) the remaining balance of the consideration for the Group A Disposal is to be paid on the date of Completion of the Group A SP Agreement.

The consideration for the Group A Disposal was determined after arm's length negotiations between the Vendor and the Purchaser with reference to the Adjusted NAV of Group A of approximately HK$235.5 million.

Adjustment to consideration for the Group A Disposal

The consideration for the Group A Disposal is to be reduced by an amount equal to the amount of the audited consolidated net asset value of Group A (including any undistributed profits) as at the Completion Accounts Date which is less than the Adjusted NAV of Group A and on the Adjusted Consideration Settlement Date, the Vendor shall refund to the Purchaser such amount to be deducted.

The consideration for the Group A Disposal is to be increased by an amount equal to the amount of the audited consolidated net asset value of Group A (including any undistributed profits) as at the Completion Accounts Date which is in excess of the Adjusted NAV of Group A and on the Adjusted Consideration Settlement Date, the Purchaser shall pay to the Vendor such amount in excess.

Conditions precedent to Completion of the Group A SP Agreement

Completion of the Group A SP Agreement is conditional upon:

(1) NWD and NWS having obtained the approval of their respective Independent Shareholders to the Group A SP Agreement and the transactions contemplated thereunder at the NWD EGM and the NWS SGM respectively;

(2) completion of reorganisation by NWS such that Group A shall comprise the Group A Companies and the Group A Members only; and

(3) (if necessary) each of NWD and NWS having obtained all necessary approvals, consents or waivers (as appropriate) as are required under the Listing Rules or other applicable regulations from the Stock Exchange or any other regulators in respect of the entering into and performance of the Group A SP Agreement.

If the above conditions precedent cannot be fulfilled by the Long Stop Date, all rights and obligations of the parties under the Group A SP Agreement shall cease and terminate and the Vendor shall refund all deposit paid under the Group A SP Agreement to the Purchaser without interest forthwith.

Completion of the Group A SP Agreement

Completion of the Group A SP Agreement shall take place on the fifth business day next following the day of fulfillment of all of the above conditions precedent (or such later date as the parties to the Group A SP Agreement may agree).

Upon Completion of the Group A SP Agreement, NWD and NWS will cease to have any equity interest in all the Group A Companies and the Group A Members and all of them will cease to be subsidiaries (if they are so prior to Completion of the Group A SP Agreement) of NWD and NWS.

It is contemplated that Mr. Wong will tender his resignation as an executive NWS Director after the Completion of the Group A SP Agreement.

Undertakings by Mr. Doo, Mr. Wong and the Purchaser

Each of Mr. Doo and Mr. Wong has in the Group A SP Agreement undertaken with the Vendor that he shall not, and shall use his best endeavours to procure that none of his associates, companies controlled by him, any nominee or trustee holding in trust for him and the holding company (whether immediate or intermediate) of the Purchaser shall sell, transfer, assign or otherwise dispose of (including without limitation, (i) the offer, allotment, issue or repurchase, grant of any option, right or warrant to subscribe for, either directly or indirectly, conditionally or unconditionally, any of its share capital or any securities convertible into or exercisable or exchangeable for or that represent the right to receive such share capital, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such share capital or securities, whether such arrangement is to be settled by delivery of share capital or such other securities, in cash or otherwise, or (iii) enter into any transaction, arrangement or understanding having the same economic effect as any transaction as aforesaid described, or (iv) enter into agreement for any of the same) any of his or its interest (whether direct or indirect) in the Purchaser within a period of four years from the date of Completion of the Group A SP Agreement provided that none of the restrictions shall apply to (1) the sale, transfer or otherwise disposal of his interest (whether direct or indirect) in the Purchaser to his own family members or between Mr. Doo and Mr. Wong; and (2) the issue and/or transfer of shares in the Purchaser by the

Purchaser, Mr. Doo and/or Mr. Wong to the senior management of members of Group A and Group B in aggregate number of not exceeding 10% of the total number of issued shares of the Purchaser as at the date of Completion of the Group A SP Agreement within that four-year period.

The Purchaser has in the Group A SP Agreement undertaken with the Vendor, among other matters, the following:

(1) unless otherwise agreed by the Vendor in writing, the Purchaser shall not, and shall use its best endeavours to procure that none of its associates, companies controlled by it, any nominee or trustee holding in trust for it and the holding company (whether immediate or intermediate) of any Major Subsidiary (as defined below) shall encumber, sell, transfer, assign or otherwise dispose of (including without limitation, (i) the offer, allotment, issue or repurchase, grant of any option, right or warrant to subscribe for, either directly or indirectly, conditionally or unconditionally, any of its share capital or any securities convertible into or exercisable or exchangeable for or that represent the right to receive such share capital, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such share capital or securities, whether such arrangement is to be settled by delivery of share capital or such other securities, in cash or otherwise, or (iii) enter into any transaction, arrangement or understanding having the same economic effect as any transaction as aforesaid described, or (iv) enter into agreement for any of the same), other than for the purpose of intra-group transfer among members of Group A, any interests (whether direct or indirect) in any Major Subsidiary (i.e. a subsidiary where the value of its total assets, profits or revenue represents 10% or more under any of the percentage ratios as defined under Rule 14.07 of the Listing Rules) of Group A and Group B within four years from the date of Completion of the Group A SP Agreement; and

(2) use its reasonable endeavours and within a period of one year from the date of Completion of the Group A SP Agreement, not to dismiss any employee of Group A save (a) in circumstances where the Purchaser or the respective members of Group A is entitled to summarily dismiss that person pursuant to the terms of the relevant employment contract with that person or under the applicable laws by which such employment is governed; (b) upon expiry (including expiry without any right of renewal) or termination (including early termination) of the service contract for which the relevant employee is working; or (c) when the services to be provided under the service contract for which the relevant employee is working is scaled down or incapable of being performed or no longer required by the employer of the service contract.

THE GROUP B DISPOSAL

Date of the Group B SP Agreement

11 June 2010

Parties

Vendor: the Vendor (a subsidiary of each of NWD and NWS)

Purchaser: the Purchaser (a limited liability company beneficially owned as to 90% and 10% by Mr. Doo and Mr. Wong respectively)

Warrantors: Mr. Doo and Mr. Wong

Assets to be disposed of under the Group B SP Agreement

As part of the corporate strategy of the NWS Group to consolidate and dispose of certain of its non-core businesses including (a) property management in Hong Kong; (b) cleaning; and (c) electrical and mechanical engineering, the Group B Sale Shares, representing the entire issued share capital of each of the Group B Companies, the engineering business of NWSE(PRC) and the contracts of property management in Hong Kong together with the entire economic risk and benefit for the operation of such property management contracts, will be sold to the Purchaser subject to and upon the terms and conditions contained in the Group B SP Agreement.

Consideration for the Group B Disposal

The consideration for the Group B Disposal is HK$442.6 million, which is to be paid by the Purchaser to the Vendor in the following manner:

(1) HK$44.26 million, being 10% of the consideration for the Group B Disposal, was paid on the date of signing of the Group B SP Agreement;

(2) HK$309.82 million, being 70% of the consideration (the "**Further Deposit**") for the Group B Disposal shall be paid within five business days after obtaining of Independent Shareholders' approval of both NWD and NWS to the Group B SP Agreement and the transactions contemplated thereunder; and

(3) the remaining balance of the consideration for Group B Disposal is to be paid on the date of Completion of the Group B SP Agreement.

The consideration for the Group B Disposal was determined after arm's length negotiations between the Vendor and the Purchaser with reference to the Adjusted NAV of Group B of approximately HK$298.0 million.

Adjustment to consideration for the Group B Disposal

The consideration for the Group B Disposal is to be reduced by an amount equal to the amount of the audited net asset value of Group B (including any undistributed profits) as at the Completion Accounts Date which is less than the Adjusted NAV of Group B and on the Adjusted Consideration Settlement Date, the Vendor shall refund to the Purchaser such amount to be deducted.

The consideration for the Group B Disposal is to be increased by an amount equal to the amount of the audited net asset value of Group B (including any undistributed profits) as at the Completion Accounts Date which is in excess of the Adjusted NAV of Group B and on the Adjusted Consideration Settlement Date, the Purchaser shall pay to the Vendor such amount in excess.

Conditions precedent to Completion of the Group B SP Agreement

Completion of the Group B SP Agreement by the Vendor is conditional upon:

(1) NWD and NWS having obtained the approval of their respective Independent Shareholders to the Group B SP Agreement and the transactions contemplated thereunder at the NWD EGM and the NWS SGM respectively;

(2) completion of the Group A SP Agreement;

(3) completion of reorganisation by NWS such that Group B shall comprise the Group B Companies and the Group B Members only and the reorganisation of NWSE(PRC) as further described in the sub-paragraph headed "The Reorganisation" below in full compliance of the applicable laws, rules and regulations;

(4) the Vendor obtaining the full and unconditional release and discharge of the performance guarantees given by a member of the NWS Group in favour of third parties guaranteeing the performance and discharge of obligations and liabilities of certain members of Group B; and

(5) (if necessary) each of NWD and NWS having obtained all necessary approvals, consents or waivers (as appropriate) as are required under the Listing Rules or other applicable regulations from the Stock Exchange or any other regulators in respect of the entering into and performance of the Group B SP Agreement.

The conditions precedent set out in (4) immediately above can only be waived by the Vendor at any time on or before the Long Stop Date. If the above conditions precedent cannot be fulfilled (or as the case may be, not waived by the Vendor insofar as they can be waived under the terms of the Group B SP Agreement) by the Long Stop Date, all rights and obligations of the parties under the Group B SP Agreement shall cease and terminate and the Vendor shall refund all deposits paid under the Group B SP Agreement to the Purchaser without interest forthwith.

Arrangements following obtaining of Independent Shareholders' approval but prior to Completion of the Group B SP Agreement

On the date of payment of the Further Deposit by the Purchaser (or such later date as the parties to the Group B SP Agreement may agree) and up to the date of Completion of the Group B SP Agreement (the "**Management Period**"), the businesses of the Group B Companies and the Group B Members shall be managed and operated by the Purchaser (the "**Business Operations**") provided that such management and operation are, in the sole and absolute view of the Vendor, conducted in a manner consistent with past practices of the Group B Companies and the Group B Members, failing which, the Vendor shall have the absolute right to effect a forthwith termination of the Business Operations by the Purchaser by written notice to this effect.

During the Management Period:

(1) the Purchaser shall not be entitled to any charge and/or fee for the Business Operations;

(2) unless the parties to the Group B SP Agreement agree otherwise, the business operations of the Group B Companies and the Group B Members shall be funded by their internal resources and/or if with the prior written consent of the Vendor, by the Purchaser and the Vendor shall have no funding obligation in respect of any of them. In the event that the Vendor and the Purchaser shall fail to proceed to Completion of the Group B SP Agreement, all funding provided by the Purchaser with the prior written consent of the Vendor shall be refunded to the Purchaser (or to such person as it may direct) without interest; and

(3) the Purchaser must obtain the prior written consent of the Vendor in respect of various major matters affecting the Group B Companies and the Group B Members, including but not limited to, departure from the ordinary course of business, sale or transfer or disposal of assets, creation of any encumbrance over any part of the assets, issue of share or other securities or loan capital, dissolution or liquidation or winding up, lending of money to its directors or their respective associates, borrow or raise money from any persons (save and except borrowing which are within the aggregate limit as agreed between the Vendor and the Purchaser), entering into of any material contract (save for the renewal of existing contracts) or other material transaction or capital commitment or undertake any material contingent liability, giving of any guarantee or indemnity or security, or change the composition of the board of directors and other senior management.

The Purchaser shall indemnify the Vendor and other members of the NWS Group (the "**Beneficiaries**" and each a "**Beneficiary**") fully and effectually indemnified from and against, inter alia:

(1) all actions, proceedings, arbitrations, claims or demands of whatever nature (including without limitation third party claims or demands) brought or threatened against any of them, respecting any Group B Companies and Group B Members, or respecting or in connection with or arising (either directly or indirectly) out of the breach of all or any of the covenants and undertakings on the part of the Purchaser to be observed, performed and complied with regard to the Business Operations as set out in the Group B SP Agreement;

(2) all actions, claims, liabilities, damages, payments, interest, compensations, costs and expenses of whatever nature which may result or which the relevant Beneficiary or Beneficiaries may suffer, incur or sustain as a result of the Bank Guarantee being enforced against any of them during the Management Period ((1) and (2) are collectively referred to as the "**Claims**"); and

(3) to pay to the relevant Beneficiary or Beneficiaries forthwith on demand by the Vendor all damages, losses, liabilities, claims, fines, penalties, settlement, fees, compensations, interest, costs and expenses (including without limitation all legal costs and expenses on a full indemnity basis) which are paid, borne, suffered, sustained or incurred by any of them respecting or in connection with or arising (either directly or indirectly) out of any of the Claims and all amounts properly expended by the relevant Beneficiary or Beneficiaries in, or in connection with, defending or otherwise dealing with any of the Claims or in connection with, clarifying or analysing any or all of the obligations of the relevant Beneficiary or Beneficiaries in respect of the Claims.

Security from the Purchaser

It is a term of the Group B SP Agreement that the shareholder(s) of the Purchaser shall upon Completion of the Group A SP Agreement execute the Share Charge in favour of the Vendor as security for, among other obligations and liabilities of the Purchaser under or pursuant to the SP Agreements, the indemnity mentioned immediately above in respect of the Claims and performance and discharge by the Purchaser of its payment obligations thereunder.

Completion of the Group B SP Agreement

Completion of the Group B SP Agreement shall take place on the fifth business day next following the day of fulfillment of all of the above conditions precedent (or as the case may be, waiver by the Vendor in respect of such of the conditions precedent that can be waived under the terms of the Group B SP Agreement) (or such later date as the parties to the Group B SP Agreement may agree).

Upon Completion of the Group B SP Agreement, NWD and NWS will cease to have any equity interest in all the Group B Companies and the Group B Members and all of them will cease to be subsidiaries (if they are so prior to Completion of the Group B SP Agreement) of NWD and NWS.

Undertakings by Mr. Doo, Mr. Wong and the Purchaser

Each of Mr. Doo and Mr. Wong has in the Group B SP Agreement undertaken with the Vendor that he shall not, and shall use his best endeavours to procure that none of his associates, companies controlled by him, any nominee or trustee holding in trust for him and the holding company (whether immediate or intermediate) of the Purchaser shall sell, transfer, assign or otherwise dispose of (including without limitation, (i) the offer, allotment, issue or repurchase, grant of any option, right or warrant to subscribe for, either directly or indirectly, conditionally or unconditionally, any of its share capital or any securities convertible into or exercisable or exchangeable for or that represent the right to receive such share capital, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such share capital or securities, whether such arrangement is to be settled by delivery of share capital or such other securities, in cash or otherwise, or (iii) enter

into any transaction, arrangement or understanding having the same economic effect as any transaction as aforesaid described, or (iv) enter into agreement for any of the same) any of his or its interest (whether direct or indirect) in the Purchaser within a period of four years from the date of Completion of the Group A SP Agreement provided that none of the restrictions shall apply to (1) the sale, transfer or otherwise disposal of his interest (whether direct or indirect) in the Purchaser to his own family members or between Mr. Doo and Mr. Wong; and (2) the issue and/or transfer of shares in the Purchaser by the Purchaser, Mr. Doo and/or Mr. Wong to the senior management of members of Group A and Group B in aggregate number of not exceeding 10% of the total number of issued shares of the Purchaser as at the date of Completion of the Group A SP Agreement within that four-year period.

The Purchaser has in the Group B SP Agreement undertaken with the Vendor, among other matters, the following:

(1) unless otherwise agreed by the Vendor in writing, the Purchaser shall not, and shall use its best endeavours to procure that none of its associates, companies controlled by it, any nominee or trustee holding in trust for it and the holding company (whether immediate or intermediate) of any Major Subsidiary (as defined below) shall encumber, sell, transfer, assign or otherwise dispose of (including without limitation, (i) the offer, allotment, issue or repurchase, grant of any option, right or warrant to subscribe for, either directly or indirectly, conditionally or unconditionally, any of its share capital or any securities convertible into or exercisable or exchangeable for or that represent the right to receive such share capital, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such share capital or securities, whether such arrangement is to be settled by delivery of share capital or such other securities, in cash or otherwise, or (iii) enter into any transaction, arrangement or understanding having the same economic effect as any transaction as aforesaid described, or (iv) enter into agreement for any of the same), other than for the purpose of intra-group transfer among the Group B Companies and the Group B Members, any interests (whether direct or indirect) in any Major Subsidiary (i.e. a subsidiary where the value of its total assets, profits or revenue represents 10% or more under any of the percentage ratios as defined under Rule 14.07 of the Listing Rules) of Group A and Group B within four years from the date of Completion of the Group A SP Agreement;

(2) use its reasonable endeavours and within a period of one year from the date of Completion of the Group A SP Agreement, not to dismiss any employee of the Group B Companies and the Group B Members save (a) in circumstances where the Purchaser or the relevant Group B Company or the relevant Group B Member is entitled to summarily dismiss that person pursuant to the terms of the relevant employment contract with that person or under the applicable laws by which such employment is governed; (b) upon expiry (including expiry without any right of renewal) or termination (including early termination) of the service contract for which the relevant employee is working; or (c) when the services to be provided under the service contract for which the relevant employee is working is scaled down or incapable of being performed or no longer required by the employer of the service contract; and

(3) use its best endeavours to procure the return of the original parent company guarantee provided by a member of the NWS Group in favour of a third party employer as security for the performance by Trident Engineering Company Limited (a Group B Member) of its obligations and liabilities under a service contract with that employer within one year after the date of Completion of the Group B SP Agreement. The services contracted to be provided by Trident Engineering Company Limited had been completed as at the date of this announcement.

The Reorganisation

As part of the reorganisation of the NWS Group in preparation for the Group B Disposal and one of the conditions precedent to Completion of the Group B SP Agreement by the Vendor, all assets and liabilities of the engineering business of NWSE(PRC) (except all the PRC A Shares, bank balance of approximately RMB503.9 million as at 31 March 2010 and certain related liabilities held by NWSE(PRC) and all income or liabilities derive from such PRC A Shares, bank balance and certain related liabilities) shall be transferred to a member of Group B with effect from Completion of the Group B SP Agreement and Group B shall through appropriate arrangement as the Vendor in its absolute discretion thinks fit be entitled to the economic benefits derived from the operation of the engineering business of NWSE(PRC) as from the Completion Accounts Date (subject to Completion of the Group B SP Agreement).

TRANSITIONAL ARRANGEMENTS FOR ENSURING A SMOOTH HANDOVER AND TRANSITION OF BUSINESSES FOLLOWING COMPLETION

The businesses of the Disposal Group cover a wide spectrum of services including (a) property management in Hong Kong; (b) laundry, landscaping and cleaning; (c) security and guarding; (d) trading of building materials; (e) electrical and mechanical engineering; (f) senior residents' home; and (g) insurance brokerage. Anticipating the time that is required for a smooth handover and transition of such a board spectrum of businesses of the Disposal Group and the need for ensuring much-needed stability of both the Disposal Group on the one hand and the NWS Group on the other hand during the transitional period immediately following Completion, the arrangements as particularised below will be implemented following Completion pursuant to the terms of the SP Agreements.

Consultancy services to be provided by the Vendor

The Vendor will provide advisory, consultancy, secretarial and technical support services (the "**Consultancy Services**") to members of the Disposal Group for a term of one year commencing from the date of Completion of the Group A SP Agreement subject to the right of either party to terminate the Consultancy Services by giving to the other one month's prior written notice to that effect at a fixed monthly fee of HK$100,000 payable to the Vendor for Consultancy Services of up to 40 working hours per month payable on the first business day of each month. All out-of-pocket expenses reasonably incurred by the Vendor in providing the Consultancy Services and working hours beyond the 40 working hours per month will be charged on an "as incurred" basis.

The Purchaser is to indemnify the Vendor from and against all actions, proceedings, arbitrations, claims and demands brought or threatened against the Vendor respecting or in connection with or arising (either directly or indirectly) out of anything done by the Vendor on the Purchaser's behalf and/or at the Purchaser's request in the provision of the Consultancy Services and the Purchaser shall pay to the Vendor forthwith on demand by the Vendor all damages, losses, liabilities, claims, fines, penalties, settlement, fees, compensations, interest, cost and expenses (including without limitation all legal costs and expenses on a full indemnity basis) which are paid, borne, suffered, sustained or incurred by the Vendor respecting or in connection with or arising (either directly or indirectly) out of the aforesaid actions, proceedings, arbitrations, claims and demands.

Bank Guarantees

In order to allow time for the Purchaser in obtaining fresh banking or other credit facilities for the operation of the Disposal Group following Completion of each of the Group A SP Agreement and the Group B SP Agreement, it is a term of each of the Group A SP Agreement and the Group B SP Agreement that the Bank Guarantees provided by member(s) of the NWS Group that are subsisting as at the respective dates of Completion of the Group A SP Agreement and the Group B SP Agreement are to remain in place for a period of six months from the said respective dates of Completion (or such longer period as may be agreed by the Vendor at its sole discretion) unless any of the Bank Guarantees shall have expired earlier according to their terms.

The Purchaser is to pay the Vendor a monthly fee of 1/12% on the aggregate amount of banking facilities granted to the Disposal Group and guaranteed by the Bank Guarantee as at the last day of a calendar month immediately preceding the date of payment of monthly fee of the next calendar month from and on the first business day of the fourth month after the respective dates of Completion of the Group A SP Agreement and the Group B SP Agreement.

The Purchaser is to counter-indemnify the Vendor (or such person as it may direct) from and against any actions, claims, liabilities, damages, costs and expenses of whatever nature which may result or which member(s) of the NWS Group who is/are the guarantor(s) of the Bank Guarantees may suffer, incur or sustain (either directly or indirectly) as a result of any of the Bank Guarantees being enforced against any of them after Completion.

Security from the Purchaser

It is a term of each of the Group A SP Agreement and the Group B SP Agreement that the shareholder(s) of the Purchaser shall upon Completion of the Group A SP Agreement execute the Share Charge in favour of the Vendor as security for, among other obligations and liabilities of the Purchaser under the SP Agreements, all actions, claims, liabilities, damages, costs and expenses of whatever nature which may result or which member(s) of the NWS Group who is/are the guarantor(s) of the Bank Guarantees may suffer, incur or sustain (either directly or indirectly) as a result of any of the Bank Guarantees being enforced against any of them after Completion.

INFORMATION OF THE DISPOSAL GROUP

The Disposal Companies comprise (1) Group A Companies: NWS Facility Services Limited, Building Material Supplies Limited, Clever Basis Limited, New World Risk Management (L) Limited and NWS International Insurance Limited; and (2) Group B Companies: NWS Engineering Group Limited, Elite Master Holdings Limited and Waihong Cleaning Limited.

The Disposal Group is the services operating arms of NWS and is principally engaged in the provision of services including (a) property management in Hong Kong; (b) laundry, landscaping and cleaning; (c) security and guarding; (d) trading of building materials; (e) electrical and mechanical engineering; (f) senior residents' home; and (g) insurance brokerage.

The unaudited consolidated net profits (both before and after taxation and extraordinary items) of the Disposal Group are as follows:

Group A:

	For the financial year ended 30 June 2009 (unaudited) ***HK$'000***	For the financial year ended 30 June 2008 (unaudited) *HK$'000*
Net profit before taxation	**73,474**	54,563
Net profit after taxation	**63,303**	44,472

Group B:

	For the financial year ended 30 June 2009 (unaudited) ***HK$'000***	For the financial year ended 30 June 2008 (unaudited) *HK$'000*
Net profit before taxation	**157,972**	103,613
Net profit after taxation	**141,189**	93,752

FINANCIAL EFFECTS OF THE DISPOSAL

Subject to audit, the expected financial effects of the Disposal are, for illustration purpose only, set out below:

In respect of Group A Disposal: the expected unaudited gain to be derived from Group A Disposal would amount to approximately HK$0.2 billion, representing the difference between the amount of the consideration for the Group A Disposal (assuming no adjustment of the consideration pursuant to the terms of the Group A SP Agreement) and the Adjusted NAV of Group A of approximately HK$235.5 million less any transaction costs directly attributable to Group A Disposal including professional and other related expenses and relevant taxes.

In respect of Group B Disposal: the expected unaudited gain to be derived from Group B Disposal would amount to approximately HK$0.1 billion, representing the difference between the amount of the consideration for the Group B Disposal (assuming no adjustment of the consideration pursuant to the terms of the Group B SP Agreement) and the Adjusted NAV of Group B of approximately HK$298.0 million less any transaction costs directly attributable to Group B Disposal including professional and other related expenses and relevant taxes.

DISCLOSEABLE AND CONNECTED TRANSACTIONS FOR NWD AND NWS AND THE LISTING RULES IMPLICATIONS

As at the date of this announcement, NWD Group holds approximately 58.9% interest of NWS and the Vendor is a subsidiary of each of NWD and NWS. Mr. Doo and Mr. Wong, both of them are NWS Directors and connected persons of each of NWD and NWS under the Listing Rules, hold 90% and 10% indirect interest of the Purchaser respectively. Thus, the Purchaser is an associate of Mr. Doo and hence a connected person of each of NWD and NWS under the Listing Rules.

Since some of the applicable percentage ratios are more than 5% but less than 25% in respect of NWD and NWS, the Disposal constitutes (i) a discloseable transaction for each of NWD and NWS under Chapter 14 of the Listing Rules; and (ii) a connected transaction for each of NWD and NWS subject to the reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the Listing Rules. The Purchaser, Mr. Doo, Mr. Wong and their respective associates will abstain from voting on the resolution(s) to approve the Disposal at the NWD EGM and the NWS SGM.

The NWD Independent Board Committee has been formed to advise the Independent Shareholders of NWD in respect of the Disposal. Access Capital Limited has been appointed as the independent financial adviser to advise the NWD Independent Board Committee and the Independent Shareholders of NWD in respect of the Disposal.

The NWS Independent Board Committee has been formed to advise the Independent Shareholders of NWS in respect of the Disposal. Access Capital Limited has been appointed as the independent financial adviser to advise the NWS Independent Board Committee and the Independent Shareholders of NWS in respect of the Disposal.

Immediately following Completion of each of the Group A SP Agreement and the Group B SP Agreement, there will be continuing or recurring transactions between certain members of Group A and Group B on the one hand and certain members of the NWD Group and the NWS Group on the other hand. These transactions will constitute continuing connected transactions of NWD and NWS. Each of NWD and NWS will comply with the requirements of the relevant Listing Rules in respect of these continuing connected transactions, where applicable. Further announcement will be made by each of NWD and NWS as and when appropriate in accordance with the requirements of the Listing Rules.

REASONS FOR AND THE BENEFITS OF THE DISPOSAL AND USE OF PROCEEDS

The Disposal is a restructuring implemented by the NWS Group with a view to streamlining its businesses through the disposal of its non-core businesses engaging in the provision of services of (a) property management in Hong Kong; (b) laundry, landscaping and cleaning; (c) security and guarding; (d) trading of building materials; (e) electrical and mechanical engineering; (f) senior residents' home; and (g) insurance brokerage.

The Disposal is in line with the NWS Group's continuing corporate strategy to consolidate its non-core businesses in order to enhance shareholders' value and to refocus its efforts and resources on stable growth areas such as infrastructure business. The net cash status following the disposal by NWS Group of approximately 52.86% shareholding interest in Taifook Securities Group Limited and of its interest in Pollution and Protection group enables the NWS Group to maximize growth potential for greater shareholder returns. The Disposal is in furtherance of this strategy and objective. Better risk control of the NWS Group is also achieved through the disposal of the non-core businesses of the NWS Group.

The Disposal enables NWS to enhance shareholders' value and capitalize returns from some of its non-core assets and facilitating re-deploying more resources to expand the existing core businesses of the NWS Group, namely infrastructure business.

Having considered the Disposal would allow the NWS Group to dispose of certain non-core businesses therefore allowing it to focus its resources and apply the proceeds from the Disposal on its core businesses, the directors of each of NWD and NWS consider the terms of each SP Agreement are fair and reasonable and in the interests of each of the NWD Group and the NWS Group and their respective shareholders as a whole. The view of the independent non-executive directors of each of NWD and NWS on the terms of each SP Agreement will be given after taking into account the advice of the independent financier adviser, Access Capital Limited, appointed by NWD and NWS.

The sale proceeds of the Disposal of HK$888.5 million will allow the NWS Group to deploy capital to invest in large-scale infrastructure projects and as general working capital of the NWS Group.

GENERAL INFORMATION

Information on the Purchaser

The Purchaser is beneficially owned as to 90% and 10% by Mr. Doo and Mr. Wong respectively. The principal activity of the Purchaser is investment holding. Mr Wong is the existing management of the companies in the Disposal Group.

Information on the NWD Group

The NWD Group is principally engaged in investments in the areas of property, infrastructure, hotel operation, department store operation, services as well as telecommunications and technology. NWD is the ultimate holding company of NWS and is, together with certain of its subsidiaries, interested in approximately 58.9% of the total issued share capital of NWS as at the date of this announcement.

Information on the NWS Group

The NWS Group is principally engaged in (1) the investment in and/or operation of facilities, contracting, transport and financial services; and (2) the development, investment, operation and/or management of power plants, water treatment and waste management plants, roads as well as ports and logistics facilities.

Circular

A circular containing, amongst others, (1) further information on the Disposal; (2) the recommendation from the NWD Independent Board Committee in respect of the Disposal; (3) the advice from the independent financial adviser, Access Capital Limited, appointed by NWD to advise the NWD Independent Board Committee and the NWD Independent Shareholders in respect of the Disposal; and (4) notice of the NWD EGM, will be despatched to the NWD Shareholders as soon as practicable on or before 2 July 2010 and in accordance with the Listing Rules.

A circular containing, amongst others, (1) further information on the Disposal; (2) the recommendation from the NWS Independent Board Committee in respect of the Disposal; (3) the advice from the independent financial adviser, Access Capital Limited, appointed by NWS to advise the NWS Independent Board Committee and the NWS Independent Shareholders in respect of the Disposal; and (4) notice of the NWS SGM, will be despatched to the NWS Shareholders as soon as practicable on or before 2 July 2010 and in accordance with the Listing Rules.

DEFINITIONS

The following terms have the following meanings in this announcement, unless the context otherwise requires:

"Adjusted Consideration Settlement Date"	the seventh business day after completion of the audit of the draft completion accounts of Group A (in respect of the Group A SP Agreement) or Group B (in respect of the Group B SP Agreement) by the auditors
"Adjusted NAV"	in respect of each of Group A and Group B, its unaudited consolidated net asset value as at 31 March 2010 (HK$240.5 million and HK$328.0 million in respect of Group A and Group B respectively) after deducting therefrom the dividends declared prior to the date of the relevant SP Agreement
"associate(s)"	has the meaning ascribed to it under the Listing Rules
"Bank Guarantee(s)"	the guarantee(s) and performance bond(s) or documents of similar nature provided by member(s) of the NWS Group for securing the granting of any banking or other facilities to member(s) of the relevant Disposal Group
"Completion"	completion of the relevant SP Agreement
"Completion Accounts Date"	the last day of the calendar month immediately preceding the date of the NWS SGM if the date of the NWS SGM is otherwise than on the last day of a calendar month (or such other date as are mutually agreed by the Vendor and the Purchaser)
"connected person(s)"	has the meaning ascribed to it under the Listing Rules
"Disposal"	collectively, the Group A Disposal and the Group B Disposal
"Disposal Companies"	all or any of the Group A Companies and the Group B Companies
"Disposal Group"	all or any of Group A and Group B and "members of the Disposal Group" shall be construed accordingly
"Group A"	the Group A Companies and the Group A Members collectively and "members of Group A" shall be construed accordingly

"Group B"	the Group B Companies and the Group B Members collectively (and "members of Group B" shall be construed accordingly), the engineering business of NWSE(PRC) and the contracts of property management in Hong Kong of the NWS Group
"Group A Companies"	(1) NWS Facility Services Limited; (2) Building Material Supplies Limited; (3) Clever Basis Limited; (4) New World Risk Management (L) Limited; and (5) NWS International Insurance Limited collectively
"Group B Companies"	(1) NWS Engineering Group Limited; (2) Elite Master Holdings Limited; and (3) Waihong Cleaning Limited collectively
"Group A Disposal"	the proposed disposal of the Group A Sale Shares under the Group A SP Agreement and the performance of the transactions contemplated thereunder
"Group B Disposal"	the proposed disposal of the Group B Sale Shares, the engineering business of NWSE(PRC) and the contracts of property management in Hong Kong of the NWS Group under the Group B SP Agreement and the performance of the transactions contemplated thereunder
"Group A Members"	the companies which are to be held, whether directly or indirectly, by the Group A Companies upon Completion of the Group A SP Agreement after completion of the reorganisation by NWS
"Group B Members"	the companies which are to be held, whether directly or indirectly, by the Group B Companies upon Completion of the Group B SP Agreement after completion of the reorganisation by NWS
"Group A Sale Shares"	the entire issued share capital of each Group A Companies to be sold under the Group A Disposal which carry with them all dividends or distribution which may be paid, declared or made in respect of them on or after the Completion Accounts Date
"Group B Sale Shares"	the entire issued share capital of each Group B Companies to be sold under the Group B Disposal which carry with them all dividends or distribution which may be paid, declared or made in respect of them on or after the Completion Accounts Date
"Group A SP Agreement"	the conditional sale and purchase agreement dated 11 June 2010 entered into by the Vendor as vendor, the Purchaser as purchaser, Mr. Doo and Mr. Wong as warrantors in relation to the Group A Disposal

"Group B SP Agreement"	the conditional sale and purchase agreement dated 11 June 2010 entered into by the Vendor as vendor, the Purchaser as purchaser, Mr. Doo and Mr. Wong as warrantors in relation to the Group B Disposal
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Shareholder(s)"	in respect of each of NWD and NWS, its shareholders, other than the Purchaser, Mr. Doo, Mr. Wong and their respective associates, who do not have any material interest in the Disposal
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Long Stop Date"	12:00 noon on 30 September 2010 in respect of the Group A SP Agreement and 12:00 noon on 31 July 2011 in respect of Group B SP Agreement (or such later date as the parties to the relevant SP Agreement may agree in writing)
"Mr. Doo"	Mr. Doo Wai Hoi, William, a non-executive NWS Director and the director of certain subsidiaries of NWS and NWD. He is also the beneficial owner of several corporate substantial shareholders of certain subsidiaries of NWD. Mr. Doo is the son-in-law of Dato' Dr. Cheng Yu Tung, the brother-in-law of Dr. Cheng Kar Shun, Henry and Mr. Cheng Kar Shing, Peter, the uncle of Mr. Cheng Chi Kong, Adrian, Mr. Cheng Chi Ming, Brian and Mr. Cheng Chi Heng and the father of Mr. William Junior Guilherme Doo
"Mr. Wong"	Mr. Wong Kwok Kin, Andrew, an executive NWS Director
"NWD"	New World Development Company Limited, a company incorporated in Hong Kong with limited liability, the issued shares of which are listed on the main board of the Stock Exchange (stock code: 17) and the holding company of NWS
"NWD Board"	the board of NWD Directors
"NWD Directors(s)"	the director(s) of NWD
"NWD EGM"	the extraordinary general meeting of NWD to be held for the purpose of considering and, if thought fit, approving, among other matters, the Disposal

"NWD Group"	NWD and its subsidiaries (including the NWS Group) from time to time
"NWD Independent Board Committee"	an independent committee of the NWD Board, which comprises Mr. Yeung Ping Leung, Howard, Dr. Cha Mou Sing, Payson, Mr. Ho Hau Hay, Hamilton and Mr. Lee Luen Wai, John, established to advise the Independent Shareholders of NWD with regard to the Group A Disposal and the Group B Disposal
"NWD Shareholder(s)"	holder(s) of NWD Share(s)
"NWD Share(s)"	ordinary share(s) of HK$1.00 each in the share capital of NWD
"NWS"	NWS Holdings Limited, a company incorporated in Bermuda with limited liability, the issued shares of which are listed on the main board of the Stock Exchange (stock code: 659) and beneficially owned as to approximately 58.9% by the NWD Group as at the date of this announcement
"NWS Board"	the board of NWS Directors
"NWS Director(s)"	the director(s) of NWS
"NWS Group"	NWS and its subsidiaries from time to time
"NWS Independent Board Committee"	an independent committee of the NWS Board, which comprises Mr. Kwong Che Keung, Gordon, Mr. Cheng Wai Chee, Christopher and The Honourable Shek Lai Him, Abraham, established to advise the Independent Shareholders of NWS with regard to the Group A Disposal and the Group B Disposal
"NWS SGM"	the special general meeting of NWS to be held for the purpose of considering and, if thought fit, approving, among other matters, the Disposal
"NWS Shareholder(s)"	holder(s) of NWS Share(s)
"NWS Share(s)"	ordinary share(s) of HK$1.00 each in the share capital of NWS
"NWSE(PRC)"	新創機電工程有限公司 (NWS Engineering Ltd.), a company established in the PRC and a subsidiary of each of NWD and NWS

"PRC"	the People's Republic of China (for the purpose of this announcement, excluding Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan)
"Purchaser"	Fung Seng Enterprises Limited, a company incorporated in Hong Kong which is beneficially owned as to 90% and 10% by Mr. Doo and Mr. Wong respectively
"Share Charge"	a share charge creating a first fixed charge over the entire issued share capital of the Purchaser to be executed by the shareholder(s) of the Purchaser in favour of the Vendor to secure the obligations and liabilities of the Purchaser under the Group A SP Agreement and the Group B SP Agreement
"SP Agreement(s)"	all or any of the Group A SP Agreement and the Group B SP Agreement
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Vendor"	NWS Service Management Limited, a company incorporated in the British Virgin Islands and an indirect wholly-owned subsidiary of NWS
"HK$"	Hong Kong dollar, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC
"%"	per cent.

By order of the board of directors of
New World Development Company Limited
Dr. Cheng Kar Shun, Henry
Managing Director

By order of the board of directors of
NWS Holdings Limited
Dr. Cheng Kar Shun, Henry
Chairman

Hong Kong, 11 June 2010

As at the date of this announcement: (a) the executive NWD Directors are Dato' Dr. Cheng Yu Tung, Dr. Cheng Kar Shun, Henry, Dr. Sin Wai Kin, David, Mr. Liang Chong Hou, David, Mr. Leung Chi Kin, Stewart, Mr. Cheng Chi Kong, Adrian and Mr. Cheng Chi Heng; (b) the non-executive NWD Directors are Mr. Cheng Kar Shing, Peter, Mr. Chow Kwai Cheung, Mr. Liang Cheung Biu, Thomas and Ms. Ki Man Fung, Leonie; and (c) the independent non-executive NWD Directors are Mr. Yeung Ping Leung, Howard, Dr. Cha Mou Sing, Payson (alternate director to Dr. Cha Mou Sing, Payson: Mr. Cha Mou Zing, Victor), Mr. Ho Hau Hay, Hamilton and Mr. Lee Luen Wai, John.

As at the date of this announcement: (a) the executive NWS Directors are Dr. Cheng Kar Shun, Henry, Mr. Tsang Yam Pui, Mr. Wong Kwok Kin, Andrew, Mr. Lam Wai Hon, Patrick, Mr. Cheung Chin Cheung, Mr. William Junior Guilherme Doo and Mr. Cheng Chi Ming, Brian; (b) the non-executive NWS Directors are Mr. Doo Wai Hoi, William, Mr. Wilfried Ernst Kaffenberger (alternate director to Mr. Wilfried Ernst Kaffenberger: Mr. Yeung Kun Wah, David), Mr. To Hin Tsun, Gerald and Mr. Dominic Lai; and (c) the independent non-executive NWS Directors are Mr. Kwong Che Keung, Gordon, Mr. Cheng Wai Chee, Christopher and The Honourable Shek Lai Him, Abraham.

* *For identification purposes only*